EX. 99.1

Form of Cover Letter to Offer to Purchase and Letter of Transmittal

May 7, 2013

Dear Multi-Manager Portfolio, LLC Member:

We are writing to inform you of important dates related to a tender offer by Multi-Manager Portfolio, LLC (“Portfolio”). In addition, we wish to notify you that at a meeting of the Boards of Directors (the “Board”) of Multi-Manager Master Portfolio, LLC (the “Master Portfolio”), Multi-Manager TEI Portfolio, LLC and the Portfolio (collectively, the “Portfolios”) held on March 6, 2013, the Board approved a Plan of Conversion pursuant to which the Portfolios will take various steps necessary to enable the Portfolios to terminate their registrations under the Investment Company Act 1940, as amended (the “1940 Act”) and to operate as private investment funds (the “Conversion”). GenSpring Family Offices, LLC (the “Adviser”) proposed the Conversion based on its belief that the Portfolios will be able to operate at lower costs as private investment funds that are not registered under the 1940 Act. It is expected that the Conversion will be effected, upon satisfaction of certain conditions, on or after July 1, 2013. The Portfolio is making this tender offer to repurchase limited liability company interests (“Interests”) prior to the Conversion to provide members of the Portfolio (“Members”) who do not wish to hold Interests after the Conversion the opportunity to have their Interests repurchased by the Portfolio. More information about the Conversion is contained below and in the attached Offer to Purchase document.

If you are not interested in selling your Interests at this time, please disregard this notice and take no action.

The tender offer period will begin on May 7, 2013 and end at midnight, Eastern time, on June 6, 2013. The purpose of the tender offer is to provide liquidity to Members who hold Interests. Interests can be redeemed by means of a tender offer only during one of the Portfolio’s announced tender offers.

Should you wish to sell any of your Interests during this tender offer period, please contact your GenSpring financial adviser. All requests for the repurchase of Interests must be received by your GenSpring financial adviser by midnight, Eastern time, on June 6, 2013. If you do not wish to tender your Interests, simply disregard this notice. No Action is Required if You Do Not Wish to Tender Your Interests for Repurchase at This Time.

If you have any questions, please refer to the attached Offer to Purchase document, which contains additional important information about the tender offer, or call your financial adviser.

IMPORTANT INFORMATION REGARDING THE CONVERSION

The Conversion will be effected upon satisfaction of certain conditions, including a condition that each Portfolio obtains an order of the Securities and Exchange Commission declaring that it has ceased to be an investment company as defined by the 1940 Act. It is expected, but cannot be assured, that such an order will be granted. The issuance of such orders will terminate the registration of the Portfolios under the 1940 Act, and thereafter the Portfolios and their Members will no longer have the benefit of the various protections afforded by the 1940 Act to investors in registered investment companies, including: (i) requirements that certain matters be approved by independent directors; (ii) requirements that changes in certain fundamental investment policies and restrictions be approved by investors; (iii) prohibitions on certain transactions with affiliates; and (iv) limitations on the borrowing of money for investment purposes (a practice known as “leverage”) and other investment-related practices that may increase investment risks. The Adviser does not intend to implement any changes in the investment practices or investment programs of the Portfolios in connection with the Conversion.

The Limited Liability Company Agreement of each of the Portfolios (the “LLC Agreements”) will be amended, effective upon the Conversion, to make various changes relating to the operations and management of the Portfolios, the most significant of which are as follows:

• Management of the Portfolios will no longer be vested in the Board and instead will be vested in the Adviser as the managing member of the Portfolios.

• In lieu of submitting requests for the repurchase of Interests to withdraw capital from the Portfolios, Members will instead be given the opportunity to submit withdrawal requests on a semi-annual basis as of June 30 and December 31 of each year. The Adviser will have the authority to suspend or limit withdrawals rights.

• Members will have only limited rights to vote or consent with respect to matters relating to the Portfolios and it is not expected that meetings of Members will be held. If the vote or consent of Members is sought, the information Members receive relating to the matter for which such vote or consent is being requested will not be governed by the proxy rules adopted by the Securities and Exchange Commission and thus may not contain all of the information that would be required by the proxy rules.

A copy of the amended and restated LLC Agreement of the Portfolio, as it will be in effect after the Conversion, reflecting the changes discussed above and certain other changes will be distributed to Members in advance of the Conversion.

Expected Costs of the Conversion

The costs of the Conversion will be paid by the Portfolios. These costs are estimated at approximately $725,000 to $840,000, representing approximately 0.29% of the Portfolios’ total net assets. Conversion costs are being capitalized by the Portfolios and will be amortized over a period of one year commencing July 1, 2013. Members who remain invested in the Portfolio on and after July 1, 2013 will bear these costs as investors in the Portfolio. Members who withdraw from the Portfolio prior to the effective date of the Conversion will not bear Conversion-related costs.

Although the Adviser believes that the Portfolios will be able to operate at lower costs as private investment funds that are not registered under the 1940 Act, it expects that during the one year period following the Conversion the operating expenses of the Portfolios will not change substantially from those incurred during the most recently completed fiscal year due to the amortization of Conversion costs. The Adviser estimates that the expense ratios of Multi-Manager Portfolio, LLC and Multi-Manager TEI Portfolio, LLC during this period will be 0.61% and 1.56%, respectively, as compared to expense ratios of 0.46% and 1.23%, respectively, for the semi-annual period ended September 30, 2012.

Eligible Investors

In order to effect the Conversion, all investors in the Portfolio must be “qualified purchasers”, as defined in the 1940 Act, or an employee of GenSpring Family Offices, LLC (the “Adviser”) who is a “knowledgeable employee,” as defined under Rule 3c-5 of the 1940 Act, as well as an “accredited investor” as defined in Regulation D under the Securities Act of 1933, as amended. For this reason, Interests in the Portfolio are currently being offered and sold only to persons who meet these qualifications.

Changes in Portfolio Composition of the Master Portfolio

As a result of the outflow of assets from the Portfolios from repurchases of Members’ Interests, including outflows that may result in connection with this Offer, the total assets of the Master Portfolio have significantly declined. Although the Master Portfolio continues to maintain investments with investment managers that pursue various investment strategies and to pursue a multi-fund, multi-style investment program, the concentration of the Master Portfolio’s investments with certain investment managers has increased. This is due in part to the decision of the Adviser to maintain the size of certain of the Master Portfolio’s investment positions. This decision is based on the Adviser’s view that certain investment managers have the potential to produce higher risk-adjusted returns than other investment managers pursuing similar investment programs and on the Adviser’s concern that the Master Portfolio might be unable in the future to allocate additional capital to certain managers as a result of such managers’ unwillingness to accept additional capital contributions. The Adviser believes that its decision is consistent with the Master Portfolio’s investment program and in the best interests of the Portfolios and their members. The Master Portfolio currently holds investment positions in 20 investment funds, and, it is expected that, as of the Valuation Date, three of these positions could represent more than 50% of the Master Portfolio’s net assets. This concentration with a small number of investment managers may increase the volatility of an investment in the Portfolios and involves the risk that poor investment returns produced by one or more investment managers with which the Master Portfolio has concentrated its investments will have a significant adverse impact on the investment performance of the Portfolios and on the value of Members’ investments in the Portfolios.

If you have any questions regarding the changes discussed above, please contact your investment professional.

Sincerely,

Multi-Manager Portfolio, LLC